

July 12, 2023

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology LTD**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 30, 2023**
> **File No. 333-271474**

Dear Shuang Wu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed June 30, 2023

Liquidity and Capital Resources, page 66

1. We have reviewed your response and revised disclosure in response to prior comment 3 and have the following comment. Please revise your disclosure to state with greater clarity that, as of May 31, 2023, you have only collected $589,238 in cash of the $3,287,817 accounts receivable, net, outstanding as of September 30, 2022. In addition, please revise your disclosure to state that $1,336,909 was recorded as bad debt expense in the year ended September 30, 2023 and that this amount relates to revenues from the year ended September 30, 2022. Lastly, please revise your disclosure to state why you believe the remaining $1,361,770 in accounts receivable is collectible.

2.   In response to prior comment 4 you set forth that "pursuant to the requirements under ASC 606-10-25-1(e), the Company concluded that the collectability of the full consideration is probable for revenue recognized during the years ended September 30, 2022 and 2021." However, we would like to understand the basis for your determination as it relates to customers with working capital deficiencies. As previously requested, please explain to us how you assessed collectability, and concluded that the criterion in ASC 606-10-25-1(e) was met, in order to initially record revenue for customers where you could not collect timely payments. As part of your response, please include actual, factual details, etc.

   You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ying Li, Esq.